FORM 6-K

                       SECURITIES AND EXCHANGE COMMISSION

                             Washington, D.C. 20549

                         For the month of December 2005

                            TOWER SEMICONDUCTOR LTD.
                (Translation of registrant's name into English)

                   P.O. BOX 619, MIGDAL HAEMEK, ISRAEL 23105
                    (Address of principal executive offices)

     Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

                         Form 20-F [X]     Form 40-F [_]


     Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

                               Yes [_]     No [X]

     On December 15, 2005, the Registrant announced its $50 million rights offering. Attached hereto is a copy of the press release.

     This Form 6-K is being incorporated by reference into all effective registration statements filed by us under the Securities Act of 1933.

                                   SIGNATURES

     Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.


                                                     TOWER SEMICONDUCTOR LTD.


Date: December 18, 2005                              By: /S/ Nati Somekh Gilboa
                                                     --------------------------
                                                     Nati Somekh Gilboa
                                                     Corporate Secretary

                 TOWER SEMICONDUCTOR LTD. ANNOUNCES $50 MILLION
                                RIGHTS OFFERING

MIGDAL HAEMEK, Israel -- December 15, 2005 -- Tower Semiconductor Ltd. (NASDAQ:
TSEM; TASE: TSEM), a pure-play independent specialty foundry, today announced that the registration statement previously filed by Tower with the Securities and Exchange Commission and the Israel Securities Authority, with respect to Tower's previously announced rights offering, has been declared effective.

All of Tower's shareholders, as well as holders of options to purchase Tower's ordinary shares under eligible employee share option plans, who own shares or eligible options as of 5:00 p.m. New York City time on December 20, 2005, the record date, will be entitled to participate in this $50 million offering.

Each Tower shareholder and holder of eligible options will receive one right for each 138.98 ordinary shares and/or eligible options owned of record at 5:00 p.m., New York City time, on December 20, 2005. Each right will entitle the holder to purchase at a subscription price of $100.00, 100 of Tower's US dollar denominated convertible debentures. The debentures will be convertible into Tower's ordinary shares at a rate of one ordinary share per $1.10 aggregate principal amount of debentures; the conversion price is subject to downward adjustment following future financings in certain circumstances, as described in the prospectus. Each debenture is of $1.00 in principal amount, and bears annual interest at the rate of 5%. The principal of the debentures, together with accrued interest, will be payable in one installment on January 12, 2012.

The rights will be exercisable during the 23-day period beginning after 5:00 p.m. New York City time (midnight, Israel time) on December 20, 2005 and ending on January 12, 2006 at 5:00 p.m., New York City time (midnight, Israel time). The rights will be transferable and will be listed on the Nasdaq Capital Market under the symbol TSEMR and on the Tel Aviv Stock Exchange under the symbol TSEM.R2. The rights will be listed for trading for a single day only on January 9, 2006. The debentures are expected to be listed on the Nasdaq Capital Market under the symbol TSEMG and on the Tel Aviv Stock Exchange under the symbol TSEM.C2, as soon as practicable after January 12, 2006 in accordance with rules of these exchanges.

Certain of Tower's major shareholders have committed to purchase from Tower $25.5 million principal amount of convertible debentures through the rights offering.

The terms of the proposed rights distribution and convertible debentures are described in the prospectus included in the registration statement. Copies of the prospectus can also be obtained from the US Securities and Exchange Commission's EDGAR website at www.sec.gov, from the Israel Securities Authority's Magna website at www.magna.isa.gov.il or from Tower's website at www.towersemi.com. Copies of the prospectus for the rights distribution may be also be obtained from Tower Semiconductor at PO Box 619, Migdal Haemek, Israel 23105, Attention: Corporate Secretary, telephone: +972 4 650 6109, or e-mail: investors_news@towersemi.com.

The securities offered to certain of Tower's major shareholders in the rights offering are not covered by the registration statement and are being offered in a transaction exempt from registration.

ABOUT TOWER SEMICONDUCTOR LTD.

Tower Semiconductor Ltd. is a pure-play independent specialty foundry established in 1993. The company manufactures integrated circuits with geometries ranging from 1.0 to 0.13 micron; it also provides complementary technical services and design support. In addition to digital CMOS process technology, Tower offers advanced non-volatile memory solutions, mixed-signal and CMOS image-sensor technologies.



CONTACT:

     Tower Semiconductor
     Ilanit Vudinsky, +972 4 650 6434
     ilanitvu@towersemi.com

           or

     Pacifico Inc.
     PR Agency Contact
     Mary Curtis, +1 408 293 8600
     mcurtis@pacifico.com